Portion of a script for a presentation made by John N. Milne, Vice
 Chairman and Chief Acquisition Officer of United Rentals, Inc. and President of UR Acquisition Corporation, at a Donaldson, Lufkin and Jenrette Securities Corporation investor conference held in New York City on April 14, 1999.


 1. As you are probably aware [As Mark indicated in his introduction], last week we initiated a cash tender offer to acquire Rental Service Corporation, the third largest equipment company after us and Hertz.

 2. We believe, Rental Service would be an excellent strategic and geographic fit with United Rentals.

 3. Rental Service has estimated revenues this year of about $785 million and 245 branches in 27 states.

 4. RSC's focus has primarily been on secondary markets, which fits well with our strong position in many metropolitan areas with little overlap.

 5. Our preliminary look at the company leads us to believe that 25 locations could be consolidated, plus we could consolidate many of the corporate functions.

 6. We think that we could achieve $20 million in annual cost savings, about half from the field and half from the corporate area.

 7. The combined company would have 1999 revenues approaching $3 billion, giving us a roughly 10% share of the market.

 8. More importantly, combining our company with Rental Service is 100% in line with our philosophy from day one - which is bigger is better in this industry because you have greater purchasing power, greater economies of scale, and greater operating efficiencies that lead to more equipment, broader geographical availability and improved service to our customers.

 9. We are confident that we can efficiently integrate the two companies. At United Rentals, we have a strong operating infrastructure already in place to support further expansion, URI and RSC share a common decentralized operating approach, and Rental Service is already using the same MIS systems as we are.

 10. It is also an attractive transaction for our shareholders, not only for its strategic fit but also the fact that it would be accretive by about $0.10 to our earnings next year.

 11. We think our offer of $22.75 per share, which is a approximately 32% premium to the RSC share price prior to our offer, represents an attractive offer to RSC shareholders both in terms of the premium paid and the certainty of getting cash.

 12.  I'd now like to turn this over to Wayland . . .

                   CERTAIN INFORMATION CONCERNING PARTICIPANTS

      United Rentals, Inc. ("United Rentals"), UR Acquisition Corporation ("UR Acquisition") and the following persons named below may be deemed to be "participants" in the solicitation of consents and/or proxies from stockholders of Rental Service Corporation ("Rental Service"): the directors of United Rentals (Bradley S. Jacobs (Chairman of the Board and Chief Executive Officer), Wayland R. Hicks (Vice Chairman and Chief Operating Officer), John N. Milne (Vice Chairman, Chief Acquisition Officer and Secretary), William F. Berry (President), John S. McKinney (Vice President, Finance), Leon D. Black, Richard D. Colburn, Ronald M. DeFeo, Michael S. Gross, Richard J. Heckmann, Gerald Tsai, Jr. and Christian M. Weyer); the following executive officers and employees of United Rentals:
 Michael J. Nolan (Chief Financial Officer) and Robert P. Miner (Vice President, Strategic Planning); and the nominees of United Rentals (the "Nominees") to stand for election to the Board of Directors of Rental Service (Messrs. Jacobs, Richard N. Daniel, Heckmann, Hicks, Milne, Nolan, Raymond S. Troubh and Tsai, and Ms. Stephanie R. Joseph).

      As of April 14, 1999, United Rentals is the beneficial owner of 100 shares of common stock, par value $0.01 per share (the "Common Stock"), of Rental Service. Other than set forth herein, as of such date, neither United Rentals, UR Acquisition nor any of the persons listed above, has any interest, direct or indirect, by security holding or otherwise, in Rental Service.

      United Rentals has retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor and the Dealer Managers in connection with the tender offer (the "Offer") by United Rentals and UR Acquisition to purchase the shares of Common Stock of Rental Service for $22.75 per share in cash, for which Goldman Sachs may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, United Rentals has agreed to indemnify Goldman Sachs and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. United Rentals has also entered into a commitment letter with Goldman Sachs Credit Partners L.P. ("GSCP") relating to the financing of the Offer pursuant to which GSCP may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. Goldman Sachs does not admit that it or any of its partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consents and/or proxies, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs. In connection with Goldman Sachs' role as financial advisor to United Rentals, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Rental Service and may solicit consents and/or proxies there from: Bruce J. Evans, Robert D. Lipman, Jeffrey M. Moslow and Cody J. Smith. Goldman Sachs engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Goldman Sachs may trade securities of Rental Service for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Goldman Sachs has informed United Rentals that, as of the close of business on April 14, 1999, Goldman Sachs held no shares of the Common Stock of Rental Service for its own account. Goldman Sachs and certain of its affiliates may have voting and dispositive power with respect to certain shares of Rental Service Common Stock held in asset management, brokerage and other accounts. Goldman Sachs and such affiliates disclaim beneficial ownership of such shares of Rental Service Common Stock.